                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*

                              SPINNAKER INDUSTRIES, INC.
-------------------------------------------------------------------------------
                                   (Name of Issuer)

                         Common Stock, no par value per share
                                         and
                     Class A Common Stock, no par value per share
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                            (Title of Class of Securities)

                                      848926101
                                      848926200
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                                    (CUSIP Number)

                     Timothy R. Vaughan, Crouch & Hallett, L.L.P.
           717 N. Harwood, Suite 1400, Dallas, Texas 75201; (214) 922-4167
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             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                       September 2, 1997 and September 22, 1997
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement9. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos.: 848926101                                             Page 2 of 86
            848926200                SCHEDULE 13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons
     Boyle Fleming & Co., Inc.                              75-2493518
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 (2) Check the Appropriate Box if a Member                           (a)  / /
     of a Group*                                                     (b)  / /
     N/A
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 (3) SEC Use Only

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 (4) Source of Funds*
     BK
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
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 (6) Citizenship or Place of Organization
     Delaware
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Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 Common Stock           659,045
 by Each Reporting                  Class A Common Stock   659,045
 Person With                 --------------------------------------------------
                              (8) Shared Voting Power
                                    None
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    Common Stock           659,045
                                    Class A Common Stock   659,045
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     Common Stock                        659,045
     Class A Common Stock                659,045
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     Common Stock                        18.43%
     Class A Common Stock                18.43%
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(14) Type of Reporting Person*
     CO
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP Nos.: 848926101                                             Page 3 of 86
            848926200                SCHEDULE 13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons
     Richard J. Boyle
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 (2) Check the Appropriate Box if a Member                           (a)  / /
     of a Group*                                                     (b)  / /
     N/A
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 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     None
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                                        472
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                   None (See Item 5)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                                           472
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    None (See Item 5)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     Common Stock                        472 (See Item 5)
     Class A Common Stock                None (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   /X/
     **Excludes shares owned by Boyle Fleming & Co., Inc.
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     Common Stock                        0.01%
     Class A Common Stock                0.00%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP Nos.: 848926101                                             Page 4 of 86
            848926200                SCHEDULE 13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons
     Ned N. Fleming, III
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  / /
     of a Group*                                                     (b)  / /
     N/A
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  None (See Item 5)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  None
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    None (See Item 5)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     None (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   /X/
     **Excludes shares owned by Boyle Fleming & Co., Inc.
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     Common Stock                        0.00%
     Class A Common Stock                0.00%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP Nos.:  848926101                                             Page 5 of 86
             848926200

    ITEM 1.  SECURITY AND ISSUER.

    This Amendment No. 2 ("Amendment") to Statement of Schedule 13D (as previously amended, the "Statement") relates to the Common Stock, no par value (the "Common Stock"), and the Class A Common Stock, no par value (the "Class A Common Stock"), of Spinnaker Industries, Inc., a Delaware corporation f/k/a Safety Railway Service Corporation ("Spinnaker"), which has its principal executive offices located at 600 N. Pearl Street, Suite 2160, Dallas, Texas 75201.

    ITEM 2.  IDENTITY AND BACKGROUND.

    This Amendment is being filed by Boyle Fleming & Co., Inc., a corporation organized under the laws of the State of Texas ("BF") Richard J. Boyle and Ned N. Fleming, III. BF is an investment and management concern, which has its principal offices located at 600 N. Pearl Street, Suite 2160, Dallas, Texas 75201. The directors, executive officers and shareholders of BF are:

    Richard J. Boyle              Director, Managing Director and shareholder

    Ned N. Fleming III            Director, Chairman of the Board, President
                                  and Managing Director and shareholder

    Mr. Boyle is Chairman of the Board and Chief Executive Officer of Spinnaker, and Mr. Fleming is the President and Chief Operating Officer of Spinnaker. Each of them is also a member of Spinnaker's Board of Directors.

    Each of Mr. Boyle and Mr. Fleming has his principal business address at BF's office in Dallas, Texas. Messrs. Boyle, and Fleming are sometimes hereinafter collectively referred to as the "Reporting Individuals." Each of the Reporting Individuals is a citizen of the United States of America and each may be deemed to control BF and beneficially own the shares of Common Stock and Class A Common Stock owned by BF; however, the Reporting Individuals specifically disclaim beneficial ownership of such shares.

    The Reporting Persons and BF do not admit that they constitute a group for purposes of Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended.

    During the last five years, none of BF nor the Reporting Individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    During the last five years, none of BF nor the Reporting Individuals was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

    ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    As previously reported in the Statement, in June 1994, pursuant to the terms of the Warrant Purchase Agreement, dated June 13, 1993 (the "Purchase Agreement"), between Spinnaker and BF, Spinnaker issued to BF a warrant (the "Class A Warrant") to purchase up to 301,753 shares of Class A Common Stock. See Item 6 of this Amendment for a more complete description of the terms of the Purchase Agreement. Spinnaker declared a 3 for 2 stock split in December 1994 and a 3 for 2 stock split

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CUSIP Nos.:  848926101                                             Page 6 of 86
             848926200

in December 1995 (the "Stock Splits"). Thus, after giving effect to the Stock Splits, the Class A Warrant was exercisable for 678,945 shares of Spinnaker's then-outstanding Common Stock (which has been renamed "Class A Common Stock").

    On April 5, 1996, in connection with a financing transaction between Spinnaker and Bankers Trust Company ("BTC"), BF exercised the Class A Warrant in part and acquired 187,476 shares of Class A Common Stock in exchange for the payment of $500,000. The shares so acquired were pledged to BTC to secure Spinnaker's repayment of indebtedness (the "Bridge Loan") incurred in such financing transaction. In August 1996, Spinnaker declared a stock dividend
(the "Dividend") of one share of Common Stock for each share of Spinnaker's then outstanding Common Stock (which was then renamed "Class A Common
Stock"). Thus, after giving effect to the Dividend, BF held warrants to purchase 491,469 shares of Common Stock and 491,469 shares of Class A Common Stock, and BTC held, as security for the Bridge Loan, 187,476 shares of Common Stock and 187,476 shares of Class A Common Stock (collectively, the
"BTC Pledged Shares"). The BTC Pledged Shares were released from the pledge to BTC when the Bridge Loan was repaid by Spinnaker in full in October 1996. Messrs. Boyle and Fleming provided the funds to BF that were used by BF to pay for the shares by drawing on a preexisting personal line of credit.

    On September 2, 1997, BF exercised the Class A Warrant in part and acquired 149,812 shares of Common Stock and 149,812 shares of Class A Common Stock, which BF intends to hold for investment purposes, for a payment of $399,998.04. On September 22, 1997, BF again exercised the Class A Warrant in part and acquired an additional 113,158 shares of Common Stock and 113,158 shares of Class A Common Stock for $302,131.86. BF utilized an existing credit line with Comerica Bank-Texas (the "Bank") to obtain the funds used by BF to pay for the aggregate 262,970 shares of Common Stock and 262,970 shares of Class A Common Stock acquired through such exercises.

    ITEM 4.  PURPOSE OF TRANSACTION.

    The Class A Warrant was issued to BF as part of a series of related transactions in June 1994, whereby BF agreed to provide management services to Spinnaker and its subsidiaries, pursuant to the terms of a management agreement (the "Management Agreement"), which was terminated in August 1996. In connection with the foregoing transactions, Mr. Boyle and Mr. Fleming were elected to the Board of Directors of Spinnaker and became the Chairman and Chief Executive Officer, and President, respectively, of Spinnaker. Although the Management Agreement was terminated in August 1996, Mr. Boyle and Mr. Fleming continue to serve in those same capacities at Spinnaker.

    See Item 6 of this Amendment for a more complete description of the terms of the Purchase Agreement, the Management Agreement and the other arrangements and understandings among Spinnaker, BF, the Reporting Individuals and certain other stockholders of Spinnaker.

    Upon the partial exercise of the Class A Warrant in connection with the Bridge Loan, it became fully exercisable in accordance with its terms. Since that time, it has been BF's intention to exercise the Class A Warrant in part to convert some of its interest in the Class A Warrant into shares of stock issued by Spinnaker for investment purposes, as it proceeded to do in September 2, 1997, and again on September 22, 1997. Neither BF nor the Reporting Persons has any present intention to sell the shares obtained through such exercises; however, BF has pledged an aggregate of 280,634 shares of Common Stock and 280,634 shares of Class A Common Stock to secure bank and other indebtedness incurred by it, and BF may from time to time pledge additional shares to secure other indebtedness incurred by BF.

CUSIP Nos.:  848926101                                             Page 7 of 86
             848926200

    ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) and (b): The Class A Warrant granted to BF the right to acquire up to 678,945 shares of Common Stock and up to 678,945 shares of Class A Common Stock (as subsequently adjusted to reflect the Stock Splits and the Dividend) at an exercise price of approximately $2.67 for one share of both Common Stock and Class A Common Stock. Pursuant to exercises of the Class A Warrant by BF, 450,446 shares of Common Stock and 450,446 shares of Class A Common Stock have been issued to BF under the Class A Warrant to date. In addition, BF has donated 20,000 shares of Common Stock and 20,000 shares of Class A Common Stock to certain charitable trusts and BF acquired a total of 100 shares of Class A Common Stock (pre-Dividend) in open market purchases in March 1996. The shares of Common Stock and Class A Common Stock owned by BF, together with the 228,499 shares of Common Stock and Class A Common Stock issuable under the Class A Warrant, constitute approximately 19% of the outstanding Common Stock and 19% of the outstanding Class A Common Stock, respectively (calculated according to Rule 13d-3(d)(1)(i)). Except for certain call rights of Spinnaker under the Purchase Agreement (all more particularly described in Item 6 of this Statement), BF has the sole voting and dispositive power with respect to the 430,546 shares of Common Stock and 430,546 shares of Class A Common Stock owned by it and the 228,499 shares of both classes issuable upon exercise of the Class A Warrant.

    Messrs. Boyle and Fleming may be deemed to benefically own and to exercise shared voting and dispositive power over the shares of Common Stock and Class A Common Stock owned by BF or issuable upon exercise of the Class A Warrant by virtue of their being deemed to exercise control over BF. Messrs. Boyle and Fleming both disclaim beneficial ownership of the shares of Common Stock and Class A Common Stock owned by BF or issuable to BF under the Class A Warrant.

    Mr. Boyle owns an additional 472 shares of Common Stock individually. Mr. Boyle has the sole voting and dispositive power with respect to such shares.

    (c): On September 2, 1997, BF exercised the Class A Warrant in part and acquired 149,812 shares of Common Stock and 149,812 shares of Class A Common Stock, at an acquisition price of $2.67 for one share of both classes of stock, for a payment of $399,998.04. On September 22, 1997, BF exercised the Class A Warrant in part and acquired 113,158 shares of Common Stock and 113,158 shares of Class A Common Stock, at an acquisition price of $2.67 for one share of both classes of stock, for a payment of $302,131.86.

    (d): Not applicable.

    (e): Not applicable.

    ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Pursuant to the Purchase Agreement, Spinnaker issued to BF the Class A Warrant in June 1994 to purchase up to 678,945 shares of Common Stock and 678,945 shares of Class A Common Stock (as subsequently adjusted to reflect the Stock Splits and the Dividend) at any time on or before June 10, 1999. The Class A Warrant became fully exercisable on its third anniversary, in accordance with its terms.

CUSIP Nos.:  848926101                                             Page 8 of 86
             848926200

    In consideration of the issuance of the Class A Warrant, under the Purchase Agreement BF has granted to Spinnaker (i) the right to receive 25% of certain fees received by BF from parties not affiliated with Spinnaker and (ii) certain co-investment rights that permit Spinnaker to participate as an investor in any acquisitions or investments made by BF or its affiliates, other than certain personal investments. In accordance with the Purchase Agreement, Spinnaker obtained the right to repurchase the Class A Warrant as a result of the termination of the Management Agreement in August 1996. If Spinnaker exercises its right to repurchase the Class A Warrant from BF, the purchase price will be equal to the difference between (i) the sum of the Market Prices (as defined below) of the shares issuable under the Class A Warrant and (ii) the aggregate amount to be paid as the exercise price for all such shares. The Market Price of each share issuable under the Class A Warrant shall be equal to the average of the market price of such share's class of common stock over the 30 days immediately preceding Spinnaker's exercise of its right to repurchase the Class A Warrant.

    If BF proposes to sell the Class A Warrant, or shares of Common Stock or Class A Common Stock issuable upon exercise of the Class A Warrant ("Warrant Shares"), for cash, then Spinnaker also has a right of first refusal to purchase the Warrant Shares proposed to be sold at the same price pursuant to the Purchase Agreement. In connection with the financing provided by BTC in April 1996, Spinnaker waived its rights of first refusal as to the BTC Pledged Shares previously pledged by BF to BTC.

    In connection with the issuance of the Class A Warrant to BF, Spinnaker also granted to BF the right to cause its sale of Warrant Shares to be registered by Spinnaker pursuant to the Securities Act of 1933, as amended.
Upon BF's exercise of such registration rights, however, Spinnaker has the right to repurchase the Warrant Shares proposed to be registered at a price per share computed in the same manner as upon Spinnaker's exercise of its Class A Warrant repurchase rights.

    BF has pledged 113,158 shares of Common Stock and 113,158 shares of Class A Common Stock to secure its payment of a promissory note (the "Note") dated August 18, 1997, payable to Michael L. George, a former shareholder of BF ("George"), in the original principal amount of $2,050,000. The Note was issued to George in connection with his withdrawal from BF and the sale of his equity interests in BF to BF, and is due and payable on January 15, 1998, at which time the pledged shares shall be released.

    In order to provide the additional funds necessary to partially exercise the Class A Warrant in connection with the purchase of George's equity interests in BF, BF entered into a Loan Agreement dated June 24, 1997 (the "Loan Agreement") with the Bank. The Loan Agreement was amended in August 1997 to increase the Bank's commitment thereunder to an aggregate principal amount of $8,000,000. Messrs. Boyle and Fleming each guaranteed individually BF's repayment and other obligations under the Loan Agreement. In addition, BF has pledged 167,476 shares of Common Stock and 167,476 shares of Class A Common Stock owned by BF to the Bank to secure BF's repayment and other obligations owed to the Bank under the Loan Agreement and related documents.

    ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit A Warrant Purchase Agreement (filed as Exhibit A to the Statement).

    Exhibit B Class A Warrant (filed as Exhibit B to the Statement).

CUSIP Nos.:  848926101                                             Page 9 of 86
             848926200

    Exhibit C Loan Agreement, dated as of June 24, 1997, between Boyle Fleming
              & Co., Inc. and Comerica Bank-Texas, together with all amendments thereto.

    Exhibit D Pledge Agreement between Boyle Fleming & Co., Inc. and Comerica
              Bank-Texas

    Exhibit E Letter Agreement between Messrs. Boyle and Fleming, Boyle Fleming
              & Co., Inc., Michael L. George, George Group Employee Partners and George Group Incorporated

    Exhibit F Pledge Agreement made by Boyle Fleming & Co., Inc. in favor of
              Michael L. George



SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


BOYLE FLEMING & CO., INC.


By: /s/ Ned N. Fleming, III                    Date: October 6, 1997
   ---------------------------------                --------------------------
    Ned N. Fleming, III
    Chairman of the Board, President
     and Managing Director


    /s/ Ned N. Fleming, III                    Date: October 6, 1997
   ---------------------------------                --------------------------
    Ned N. Fleming, III


    /s/ Richard J. Boyle                       Date: October 6, 1997
   ---------------------------------                --------------------------
    Richard J. Boyle

CUSIP Nos.:  848926101                                            Page 10 of 86
             848926200


                                    EXHIBIT INDEX

                                                                 Sequentially
    Exhibit        Document                                      Numbered Page
    -------        --------                                      -------------
    Exhibit A      Warrant Purchase Agreement (filed as                --
                   Exhibit A to the Statement).

    Exhibit B      Class A Warrant (filed as Exhibit B to              --
                   the Statement).

    Exhibit C      Loan Agreement, dated as of June 24, 1997,          11
                   between Boyle Fleming & Co., Inc. and
                   Comerica Bank-Texas, as amended.

    Exhibit D      Pledge Agreement between Boyle Fleming              54
                   & Co., Inc. and Comerica Bank-Texas.

    Exhibit E      Letter Agreement between Messrs. Boyle              66
                   and Fleming, Boyle Fleming & Co., Inc.,
                   Michael L. George, George Group Employee
                   Partners and George Group Incorporated

    Exhibit F      Pledge Agreement made by Boyle Fleming &            73
                   Co., Inc. in favor of Michael L. George